Exhibit 99.3

GDS HOLDINGS LIMITED

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

General

Our Board of Directors is soliciting proxies for an annual general meeting of shareholders (the “Meeting”) to be held at 4:00 p.m. (China Standard Time) on June 5, 2023 or at any adjournment thereof. The Meeting will be held at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. A written notice of revocation or a duly executed proxy bearing a later date by holders of Class A ordinary shares registered on our branch register of members in Hong Kong must be delivered by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 48 hours prior to the Meeting. A written notice of revocation or a duly executed proxy bearing a later date by holders of ordinary shares or Series A convertible preferred shares registered on our principal register of members in the Cayman Islands must be delivered by mail or by hand to the attention of the Company no later than 48 hours prior to the Meeting.

Record Date, Share Ownership, and Quorum

Holders of our ordinary shares and Series A convertible preferred shares of record at the close of business on May 22, 2023 (China Standard Time) (the “Shares Record Date”) are entitled to vote at the Meeting. Holders of American depositary shares (“ADS”) issued by JPMorgan Chase Bank, N.A. (“JPMorgan”) as of close of business on May 22, 2023, New York time (the “ADSs Record Date”, together with the Shares Record Date, the “Record Date”), will be able to instruct JPMorgan, the holder of record of Class A ordinary shares represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. As of April 30, 2023, 1,464,954,655 of our Class A ordinary shares and 59,478,336 of our Class B ordinary shares, par value US$0.00005 per share, were issued and outstanding, among which 120,116,752 Class A ordinary shares were represented by the ADS held by JPMorgan and 150,000 Series A convertible preferred shares (which are convertible into 33,707,864 Class A ordinary shares on the Record Date) were issued and outstanding. At any general meeting of the Company, two (2) members entitled to vote and present in person or by proxy (or in the case of a member being a corporation, by its duly authorized representative) representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the Meeting shall form a quorum for all purposes, save that for any general meeting requisitioned according to Article 58(2)(iv) of the Articles, two (2) members entitled to vote and present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative representing not less than 10% of the aggregate voting power in the Company throughout the Meeting shall form a quorum.

Voting and Solicitation

Other than Mr. Huang and his associates, who will abstain from voting with respect to Proposal 1, each Class A ordinary share in issue, each Class A ordinary share into which the Series A convertible preferred shares in issue are convertible and each Class B ordinary share in issue on the Record Date are entitled to one (1) vote per share for Proposals 1, 2, 3, 6, 7, and 8. For Proposals 4 and 5, each Class A ordinary share in issue and each Class A ordinary share into which the Series A convertible preferred shares in issue are convertible on the Record Date are entitled to one (1) vote per share, and each Class B ordinary share in issue on the Record Date is entitled to twenty (20) votes per share. At the Meeting every ordinary shareholder and Series A convertible preferred shareholder present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held or ordinary shares into which such Series A convertible preferred shares are convertible held by such ordinary shareholder or Series A convertible preferred shareholder.

A resolution put to the vote of the Meeting shall be decided by way of a poll save that the chairman of the Meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person or by proxy, or in the case of a member being a corporation, by its duly authorized representative, shall have one (1) vote provided that where more than one (1) proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one (1) vote on a show of hands. The result of the poll shall be deemed to be the resolution of the Meeting. Where any member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares, Series A convertible preferred shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares and Series A Convertible Preferred Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares or Series A convertible preferred shares, the ordinary shares they represent or into which they may be converted will be voted at the Meeting in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares or the ordinary shares into which they may be converted will be voted at the discretion of the holder of such proxies. Abstentions by holders of ordinary shares or Series A convertible preferred shares which are convertible into ordinary shares are included in the determination of the number of ordinary shares or Series A convertible preferred shares convertible into ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the Meeting would need to produce a letter or board resolutions showing the authorization to represent such shareholder to the Company.

Voting by Holders of American Depositary Shares

We have requested JPMorgan, as depositary of the ADSs, to deliver to all owners of ADSs an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such requests. Under the terms of the deposit agreement, JPMorgan has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the below two paragraphs. As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan may vote those Class A ordinary shares at the Meeting.

JPMorgan and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

If no such written request is received by JPMorgan from an owner of record of ADSs by 9:00 a.m. (New York City time), May 30, 2023, such owner shall be deemed, and JPMorgan will deem such owner of ADSs to have instructed it to give a discretionary proxy to the chairman of the Meeting to vote the ordinary shares represented by your ADSs in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors, unless the Company has informed JPMorgan that such proxy should not be given, in accordance with the terms of the deposit agreement.

PROPOSAL 1

AMENDMENTS TO THRESHOLDS FOR MR. WILLIAM WEI HUANG’S BENEFICIAL OWNERSHIP SPECIFIED IN CERTAIN ARTICLES OF THE COMPANY’S ARTICLES OF ASSOCIATION

Mr. William Wei Huang (“Mr. Huang”), Chairman and Chief Executive Officer of the Company, beneficially owns 77,935,840 ordinary shares (comprising 18,457,504 Class A ordinary shares in the form of American Depositary Shares (“ADSs”) and 59,478,336 Class B ordinary shares owned by him or his associates), representing 5.0018 per cent. of the Company’s total issued share capital as of the date of this proxy statement.

Pursuant to the Company’s articles of association (the “Articles of Association”), the share capital of the Company shall be divided into shares of three classes, Class A ordinary shares, Class B ordinary shares and preferred shares. The Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another other than, among other things, so long as Mr. Huang continues to beneficially own not less than 5% of the then issued share capital of the Company on an as-converted basis (the “Threshold”), the Class B ordinary shares are entitled to cast 20 votes per Class B ordinary share on: (a) the election of a majority of the Directors of the Company in accordance with the provisions of the Articles of Association; and (b) any amendment of Articles of Association that would adversely affect the rights of the holders of the Class B ordinary shares (the “Class B Shares Entitlement”). All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares when, among other things, Mr. Huang ceases to have beneficial ownership in not less than the Threshold.

Reference is made to the Company’s annual report on Form 20-F for the year ended December 31, 2022, Mr. Huang has in the past entered into certain transactions from time to time, including derivative transactions, that have and could have the effect of reducing Mr. Huang’s beneficial ownership in our company. Mr. Huang informed our company that certain variable pre-paid forward sale contract transactions in respect of 30,457,504 ordinary shares beneficially owned by him (the “Subject Ordinary Shares”), which transactions he originally entered into between May 2020 and June 2022, will expire between June 2023 and December 2023. If Mr. Huang chooses to settle these transactions by transferring ownership of the Subject Ordinary Shares1 to the counterparties (i.e. a physical settlement), his beneficial ownership interest in the Company’s total issued share capital would decrease to approximately 2.8%, which is below the Threshold and would trigger an automatic conversion event where all of the remaining Class B ordinary shares held by Mr. Huang will automatically convert into Class A ordinary shares in accordance with Article 9(a)(ii)(B) of the existing Articles of Association.

1 If any Class B ordinary shares are to be transferred as part of such physical settlement, such Class B ordinary shares shall be converted into Class A ordinary shares in accordance with the Articles of Association prior to the settlement.

This will constitute a “change of control” of the Company as Mr. Huang will no longer enjoy the Class B Shares Entitlement and therefore no longer be classified as a controlling shareholder of the Company. A change of control would have potentially material and adverse consequences on the Company, including but not limited to implications for the purposes of China’s national security review regime and anti-monopoly merger filing requirements, as applicable. The Board (including the Independent Directors) has considered the consequences of the potential automatic conversion of all of Mr. Huang’s Class B ordinary shares and determined that it is not in the interests of the Company’s shareholders as a whole if Mr. Huang ceased to be the controlling shareholder of the Company, particularly due to the potential consequential PRC national security review and anti-monopoly merger filing considerations upon such change of control event and the potential adverse impact to the Group’s operation in the PRC due to such review and filing. In addition, a change of control of the Company would also materially adversely affect the Company in a commercial operation perspective as the lenders under certain facility agreements have the right to demand early repayment and customer agreements entered into the Group may be early terminated as such agreements contain change of control clauses.

In order to mitigate the aforementioned risk of a potential change of control, including as a result of the physical settlement of the Subject Ordinary Shares or any further share issues by the Company in future, the Board is seeking the shareholders’ approval to reduce the Threshold, from not less than five per cent. (5%), to not less than two point seventy-five per cent. (2.75%) of the then issued share capital of the Company on an as converted basis, excluding the following shares issued after June 5, 2023, being the date of the special resolutions approving the adoption of the Articles effective from June 5, 2023, from the denominator for the purpose of computing this percentage: (i) shares in the capital of the Company issued in, or upon the conversion, exchange or exercise of convertible securities in accordance with the terms of such convertible securities issued in, equity or equity-linked financings or refinancings (including any related ancillary derivative or share lending arrangement or transaction underlying such convertible securities) undertaken by the Company pursuant to and in accordance with these Articles and (ii) shares in the capital of the Company issued under the Company’s employee equity incentive plan existing as of June 5, 2023 or any other employee share incentive plan(s) that may be approved by the Board, the thresholds for Mr. Huang’s beneficial ownership specified in the following sections of the Company’s Articles of Association:

(i)	in the definition of “Automatic Conversion Event,” below which threshold the Class B ordinary shares shall automatically convert into Class A ordinary shares, and

(ii)	in Article 86(4)(A), and other relevant articles in the Articles of Association, below which threshold the holders of the Class B ordinary shares shall cease to have the right to nominate five (5) Directors (one of which is intended to be Mr. William Wei Huang) for appointment as Directors of our Company.

The effect of the above exclusion of certain events of share issue from the denominator will allow the Company to conduct further share issues and equity and convertible financings as well as providing equity incentive to its employees in future without the issue of shares constituting an Automatic Conversion Event, with the implications set out above, thereby granting the Company greater flexibility in fulfilling its future financing needs. On the basis that all of the Subject Ordinary Shares will be physically settled, Proposal 1 is being adopted by the shareholders and based on the Company’s total issued share capital as of the date of this proxy statement, Mr. Huang’s aggregate voting power with Class A and Class B ordinary shares voting on a 1:1 basis and 1:20 basis respectively is expected to be approximately 2.90% and 37.43%.

Upon consideration, the Board (including the Independent Directors) proposes these amendments to the Articles of Association in order to maintain the continuity of the Company’s existing corporate governance structure and to thereby avoid triggering a change of control and all of the afore-mentioned consequences that would not be in the Company’s best interest. Mr. Huang has also confirmed to the Company that he and his associates (with respect to all of the 18,457,504 Class A ordinary shares in the form of ADSs and 59,478,336 Class B ordinary shares) will abstain from voting with respect to Proposal 1, in both the Meeting and the meeting of the holders of the Class A ordinary shares.

Accordingly, Proposal 1 is to consider and, if thought fit, pass the following resolution as a Special Resolution of all shareholders:

THAT:

(1)	the existing Articles of Association of the Company be and are hereby amended by

(i)	inserting the following new definition of “Minimum Shareholding” in alphabetical order in Article 2(1);

“Minimum Shareholding”           two point seventy-five per cent. (2.75%) of the then issued share capital of the Company on an as converted basis, excluding the following shares issued after June 5, 2023, being the date of the special resolutions approving the adoption of the Articles effective from June 5, 2023, from the denominator for the purpose of computing this percentage: (i) shares in the capital of the Company issued in, or upon the conversion, exchange or exercise of convertible securities in accordance with the terms of such convertible securities issued in, equity or equity-linked financings or refinancings (including any related ancillary derivative or share lending arrangement or transaction underlying such convertible securities) undertaken by the Company pursuant to and in accordance with these Articles and (ii) shares in the capital of the Company issued under the Company’s employee equity incentive plan existing as of June 5, 2023 or any other employee share incentive plan(s) that may be approved by the Board.

(ii)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in the definition of “Automatic Conversion Event” in Article 2(1) and replacing them with the words “the Minimum Shareholding”;

(iii)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in Article 86(4)(A) and replacing them with the words “the Minimum Shareholding”;

(iv)	deleting the words “five per cent. (5%) but continuing to have Beneficial Ownership in not less than two per cent. (2%) of the then issued share capital of the Company on an as converted basis” in Article 86(4)(C) and replacing them with the words “the Minimum Shareholding but continuing to have Beneficial Ownership in not less than two per cent. (2%) of the then issued share capital of the Company on an as converted basis (excluding from the denominator for the purpose of computing this percentage the shares that are excluded from the denominator for computing the Minimum Shareholding)”;

(v)	deleting the words “two per cent. (2%) of the then issued share capital of the Company on an as converted basis” in Article 86(4)(D) and replacing them with the words “two per cent. (2%) of the then issued share capital of the Company on an as converted basis (excluding from the denominator for the purpose of computing this percentage the shares that are excluded from the denominator for computing the Minimum Shareholding)”;

(vi)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in Article 86(10) and replacing them with the words the Minimum Shareholding”;

(vii)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in Article 114(1) and replacing them with the words the Minimum Shareholding ”;

(2)	the amended and restated Articles of Association of the Company (the “New Articles of Association”), which contain all the amendments reflecting the business approved at this Meeting and a copy of which has been produced to this Meeting and marked “A” and initialled by the chairman of the Meeting, be and is hereby approved and adopted in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect; and

(3)	any director or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the foregoing resolutions and the adoption of the New Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Cayman Islands and Hong Kong.

A copy of the amended and restated articles reflecting the above amendments has been produced to the Meeting marked “A” and for identification purpose signed by the chairman of the Meeting (the “New Articles”), and our Board of Directors has approved and is recommending to shareholders for approval at the Meeting, the adoption of the New Articles in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of the Meeting.

A copy of the existing amended and restated articles of association was filed as Exhibit 1.1 to our annual report on Form 20-F (File No. 001-37925), filed with the U.S. Securities and Exchange Commission on April 4, 2023 (China Standard Time), and can be viewed in the SEC’s EDGAR database at http://www.sec.gov.

The affirmative vote of a majority of not less than seventy-five per cent. (75%) of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE AMENDMENTS TO THRESHOLDS FOR MR. WILLIAM WEI HUANG’S BENEFICIAL OWNERSHIP SPECIFIED IN CERTAIN ARTICLES OF THE COMPANY’S ARTICLES OF ASSOCIATION.

PROPOSAL 2

FURTHER AMENDMENT AND RESTATEMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

In addition to the amendments in Proposal 1, the Board proposes to further amend the Articles of Association to, among other things, reflect and align with changes to the requirements under Appendix 3 of the Listing Rules (known and commonly referred to as the “Core Shareholder Protections”) of The Hong Kong Stock Exchange and incorporate relevant requirements of the applicable laws of the Cayman Islands due to recent changes in Cayman Islands law. The Core Shareholder Protections took effect on 1 January 2022 and are required to be reflected in listed companies’ constitutional documents by such companies’ second annual general meeting held after 1 January 2022.

The Core Shareholder Protections will achieve the following purposes through such amendments to the Articles of Association:

1.	to provide that, in relation to the principal register of Members and branch register of Members which may be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares, such period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by the Members by ordinary resolution;

2.	to provide that in relation to convening a general meeting:

a.	an annual general meeting must be held within six (6) months after the end of the Company’s financial year (unless a longer period would not infringe the Hong Kong Listing Rules, if any);

b.	an annual general meeting may be called by notice of not less than 21 calendar days and any extraordinary general meetings may be called by notice of not less than 14 calendar days;

3.	to provide that all members shall have the right to

a.	speak at a general meeting; and

b.	vote at a general meeting except where a Member is required, by the Hong Kong Listing Rules, to abstain from voting to approve the matter under consideration;

4.	to make corresponding updates in light of the new definition of “close associate” to the relevant articles in relation to any Board resolution approving any contract or arrangement or any other proposal in which any Director or any of his close associates is materially interested;

5.	to provide that a Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his close associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

a.	the giving of any security or indemnity either:

i.	to the Director or his close associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

ii.	to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his close associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

b.	any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his close associate(s) is/are or is/are to be interested as a participant in the underwriting or sub -underwriting of the offer;

c.	any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

i.	the adoption, modification or operation of any employees’ share scheme or any share incentive or share option scheme under which the Director or his close associate(s) may benefit; or

ii.	the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to the Director, his close associate(s) and employee(s) of the Company or any of its subsidiaries and does not provide in respect of any Director, or his close associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates;

d.	any contract or arrangement in which the Director or his close associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

6.	to clarify that unless otherwise determined by the Directors, the financial year end of the Company shall be 31 of December in each year.

Accordingly, Proposal 2 is to consider and, if thought fit, pass the following resolution as a Special Resolution:

THAT:

(1)	the existing Articles of Association of the Company be and are hereby amended by

(i)	inserting the following new definition of “close associate” in alphabetical order in Article 2(1):

“close associate”	in relation to any Director, shall have the same meaning as defined in the Hong Kong Listing Rules, except that for purposes of Article 100 where the transaction or arrangement to be approved by the Board is a connected transaction referred to in the Hong Kong Listing Rules, it shall have the same meaning as that ascribed to “associate” in the Hong Kong Listing Rules.

(ii)	deleting the existing definition of “Law” in Article 2(1), replacing it with the following new definition of “Act” in alphabetical order in Article 2(1) and amending all references in the existing Articles to “Law” to “Act” wherever they appear:

“Act”	the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

(iii)	inserting the words “and Section 19” immediately after the words “Section 8” in Article 2(2)(i);

(iv)	inserting the following language at the end of existing Article 44:

“The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by the Members by ordinary resolution.

(v)	deleting existing Article 56 in its entirety and replacing it with the following new Article 56:

“56.                  An annual general meeting of the Company shall be held in each financial year and such annual general meeting must be held within six (6) months after the end of the Company’s financial year (unless a longer period would not infringe the Hong Kong Listing Rules, if any), at such time and place as may be determined by the Board.”

(vi)	deleting existing Article 59 in its entirety and replacing it with the following new Article 59:

“59.         (1) An annual general meeting may be called by not less than 21 calendar days’ Notice and any extraordinary general meeting may be called by not less than 14 calendar days’ Notice but if permitted by the Hong Kong Listing Rules, a general meeting may be called by shorter notice, subject to the Act, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)	in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

(2)     The notice shall specify the time and place of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and the Auditors.”

(vii)	deleting existing Article 69 in its entirety and replacing it with the following new Article 69:

“69.                  All Members shall have the right to (a) speak at a general meeting; and (b) vote at a general meeting except where a Member is required, by the Hong Kong Listing Rules to abstain from voting to approve the matter under consideration.”

(viii)	deleting existing Article 101 in its entirety and replacing it with the following new Article 101:

“101.               (1)      A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his close associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i)	the giving of any security or indemnity either:-

(a)	to the Director or his close associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b)	to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his close associate(s) has himself/ themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii)	any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his close associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii)	any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a)	the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his close associate(s) may benefit; or

(b)	the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to the Director, his close associate(s) and employee(s) of the Company or any of its subsidiaries and does not provide in respect of any Director, or his close associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

(iv)	any contract or arrangement in which the Director or his close associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(2)           Following a declaration being made pursuant to the last preceding two Articles, subject to the provisions of Article 101(1), any separate requirement for Audit Committee approval under applicable law or the listing rules of the Company’s Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.”

(ix)	deleting existing Article 163 in its entirety and replacing it with the following new Article 163:

“163.               (1)           Subject to Article 163(2), the Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2)           Unless otherwise provided by the Act, a resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.”; and

(x)	inserting the following heading and new Article 168 immediately following existing Article 167:

“FINANCIAL
YEAR

168.	Unless otherwise determined by the Directors, the financial year end of the Company shall be 31 December in each year.”;

(2)	the amended and restated Articles of Association of the Company (the “New Articles of Association”), which contains all the amendments reflecting the business approved at this Meeting and a copy of which has been produced to this Meeting and marked “A” and initialled by the chairman of the Meeting, be and is hereby approved and adopted in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect; and

(3)	any director or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the foregoing resolutions and the adoption of the New Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Cayman Islands and Hong Kong.”

A copy of the amended and restated articles reflecting the above amendments has been produced to the Meeting marked “A” and for identification purpose signed by the chairman of the Meeting (the “New Articles”), and our Board of Directors has approved and is recommending to shareholders for approval at the Meeting, the adoption of the New Articles in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of the Meeting.

A copy of the existing amended and restated articles of association was filed as Exhibit 1.1 to our annual report on Form 20-F (File No. 001-37925), filed with the U.S. Securities and Exchange Commission on April 4, 2023 (China Standard Time), and can be viewed in the SEC’s EDGAR database at http://www.sec.gov.

The affirmative vote of a majority of not less than seventy-five per cent. (75%) of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE FURTHER AMENDMENT AND RESTATEMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION.

PROPOSAL 3

FURTHER AMENDMENT AND RESTATEMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

In addition to the amendments in Proposal 1 and Proposal 2, the Board proposes to further amend the Articles of Association to update the definition of STT and amend the Memorandum of Association to increase the authorised share capital of the Company.

Accordingly, Proposal 3 is to consider and, if thought fit, pass the following resolution as a Special Resolution:

THAT:

(1)	the existing Articles of Association of the Company be and are hereby amended by deleting the existing definition of “STT” in Article 2(1), replacing it with the following new definition of “STT” in alphabetical order in Article 2(1):

“STT”             STT GDC Pte. Ltd. (a company incorporated with limited liability in Singapore and  a wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd), or any other direct or indirect wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd to which STT GDC Pte. Ltd. has transferred all of its Beneficial Ownership in the issued share capital of the Company.

(2)	the amended and restated Articles of Association of the Company (the “New Articles of Association”), which contains all the amendments reflecting the business approved at this Meeting and a copy of which has been produced to this Meeting and marked “A” and initialled by the chairman of the Meeting, be and is hereby approved and adopted in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect; and

(3)	any director or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the foregoing resolutions and the adoption of the New Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Cayman Islands and Hong Kong.

INCREASE OF THE COMPANY’S AUTHORISED SHARE CAPITAL and other relevant changes to the Company’s Memorandum of Association

Due to the multiple rounds of equity and equity-linked financings to fund the Company’s growth, the Company has only 335,045,345 Class A ordinary shares left for issue in its authorised share capital. To allow the Company to issue Class A ordinary shares in the future it is necessary to increase the Company’s authorised share capital.

The Board proposes to increase the authorised share capital of the Company by the creation of an additional 1,500,000,000 Class A ordinary shares, and make other relevant changes to the memorandum of association of the Company.

Accordingly, Proposal 3 is also to consider and, if thought fit, pass the following resolution as a Special Resolution of all shareholders:

THAT:

(1)	the authorized share capital of the Company be and is hereby increased from US$100,100 divided into 2,002,000,000 shares of a nominal or par value of US$0.00005, of which 1,800,000,000 shall be designated as Class A ordinary shares, 200,000,000 shall designated as Class B ordinary and 2,000,000 shall be designated as preferred shares to US$175,100 divided into 3,502,000,000 shares of a nominal or par value of US$0.00005, of which 3,300,000,000 shall be designated as Class A ordinary shares, 200,000,000 shall designated as Class B ordinary and 2,000,000 shall be designated as preferred shares by the creation of an additional 1,500,000,000 Class A ordinary shares of a nominal or par value of US$0.00005 each;

(2)	the existing memorandum of Association of the Company be and is hereby amended by

(i)	amending all references in the existing memorandum of association to “Law” to “Act” wherever they appear;

(ii)	deleting the word “Codan” in clause 2 of the memorandum of association and replacing it with the word “Conyers”;

(iii)	deleting existing clause 8 in its entirety and replacing it with the following new clause 8:

“8.                   The share capital of the Company is US$175,100 divided into 3,502,000,000 shares of a nominal or par value of US$0.00005, of which 3,300,000,000 shall be designated as Class A ordinary shares, 200,000,000 shall designated as Class B ordinary and 2,000,000 shall be designated as preferred shares.”

(3)	the amended and restated Memorandum of Association of the Company (the “New Memorandum of Association”), which contains all the amendments contained in this special resolution and a copy of which has been produced to this Meeting and marked “A” and initialled by the chairman of the Meeting, be and is hereby approved and adopted in substitution for and to the exclusion of the existing Memorandum of Association of the Company with immediate effect; and

(4)	any director or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the foregoing resolutions and the adoption of the New Memorandum of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Cayman Islands and Hong Kong.

A copy of the amended and restated articles reflecting the above amendments has been produced to the Meeting marked “A” and for identification purpose signed by the chairman of the Meeting (the “New Articles”), and our Board of Directors has approved and is recommending to shareholders for approval at the Meeting, the adoption of the New Articles in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of the Meeting.

A copy of the existing amended and restated articles of association was filed as Exhibit 1.1 to our annual report on Form 20-F (File No. 001-37925), filed with the U.S. Securities and Exchange Commission on April 4, 2023 (China Standard Time), and can be viewed in the SEC’s EDGAR database at http://www.sec.gov.

The affirmative vote of a majority of not less than seventy-five per cent. (75%) of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE FURTHER AMENDMENT AND RESTATEMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION, AS WELL AS THE INCREASE OF THE COMPANY’S AUTHORISED SHARE CAPITAL and other relevant changes to the Company’s Memorandum of Association.

PROPOSALS 4 AND 5

Re-election of Class I Directors

According to Article 86(1) of the Articles, the directors shall be divided into three classes: Class I, Class II and Class III. The term of office of the directors in Class I shall expire at the first annual meeting of members following the effectiveness of the Articles and each third annual meeting of members thereafter. Based on the resolutions of the Board of Directors dated July 13, 2017 and September 10, 2018, Mr. Bruno Lopez, Mr. Gary J. Wojtaszek and Mr. Satoshi Okada are the current Class I directors of the Company and, accordingly, shall retire from the office at the Meeting.

In accordance with Article 86(2) of the Articles, by written notice to the Company, dated May 4, 2023, Mr. Bruno Lopez has been re-appointed by STT GDC Pte. Ltd. (“STT GDC”) as our director, and such re-appointment will not be subject to a vote by our shareholders.

In accordance with Article 86(4) of the Articles, by written notices to the Company, dated May 4, 2023, the holders of the Class B ordinary shares have nominated Mr. Gary J. Wojtaszek and Mr. Satoshi Okada for appointment as our directors, and Mr. Gary J. Wojtaszek and Mr. Satoshi Okada shall be eligible for re-election at the Meeting. Mr. Gary J. Wojtaszek and Mr. Satoshi Okada shall be re-elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).

Given that Mr. Bruno Lopez has been re-appointed pursuant to Article 86(2), it is only necessary for shareholders to consider resolutions for the nomination of Mr. Gary J. Wojtaszek and Mr. Satoshi Okada as Class I directors. The resolutions of our Board of Directors dated May 4, 2023 approved the classification of Mr. Bruno Lopez, Mr. Gary J. Wojtaszek and Mr. Satoshi Okada as Class I directors for purposes of the re-appointment or re-election.

Mr. Gary J. Wojtaszek and Mr. Satoshi Okada have indicated that they will offer themselves for re-election as directors at the Meeting. Their names, ages as of May 2023, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Mr. Gary J. Wojtaszek	57	Director
Mr. Satoshi Okada	64	Director

Mr. Gary J. Wojtaszek has served as our director since June 2018, and had been an observer of our board of directors since October 2017. Mr. Wojtaszek has extensive experience founding, growing, leading, and monetizing private and public companies of scale. He is the founder and CEO of RecNation, which designs, builds, and operates premium class facilities geared towards the needs of the recreational vehicle enthusiast. From August 2011 to February 2020, he served as President and Chief Executive Officer of CyrusOne, Inc., a real estate investment trust that builds and manages carrier-neutral hyperscale data centers globally. Prior to CONE, Mr. Wojtaszek served as chief financial officer and board member of Cincinnati Bell Inc., where he had responsibility for the data center business and oversaw CyrusOne’s successful creation, spin-off, and IPO. Before joining Cincinnati Bell in July 2008, he was senior vice president, treasurer, and chief accounting officer for the Laureate Education Corporation from 2006 to 2008 helping with the leveraged buyout of the company to KKR. He worked at Agere Systems, the semiconductor and optical electronics communications division of Lucent Technologies, from 2001 to 2008, which was subsequently spun off through an IPO. While at Agere Systems, Mr. Wojtaszek worked in a number of senior finance positions, helping with the restructuring and repositioning of the company following the 2001 financial crisis. Mr. Wojtaszek started his career in the General Motors New York treasury group and joined Delphi Automotive Systems as the regional European treasurer in connection with the initial public offering and spin-off of Delphi Automotive Systems from General Motors. Mr. Wojtaszek currently serves on the Board of Talen Energy which is one of the largest power generation providers in the United States. He also is a board member of Quantum Loophole, developer of master planned data center communities in the U.S and Infra Tech Partners. Mr. Wojtaszek serves as an industry advisor to global investment firm, The Carlyle Group, Inc. and Actis, a leading global investor in sustainable infrastructure and sits on the boards of their portfolio companies NXTRA in India and Involta in the US as well as Southern Methodist University. He has a BA from Rutgers University and a MBA from Columbia University.

Mr. Satoshi Okada has been a director of our company since June 2014. From 2000 to 2005, Mr. Okada had held various management positions within the Softbank Corp. group. Since 2008, he also serves as a director of Alibaba.com Japan, which is engaged in the Alibaba related business. Mr. Okada also serves as a director on the board of Baozun Inc., a Nasdaq-listed company since 2014 and Alibaba.com while it was a public company in Hong Kong from 2007 to 2012.

Each director will be re-elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting, taking into account the differing voting rights of the Class A and Class B ordinary shares and Series A convertible preferred shares as described above, where applicable.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 4 and 5, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 6

Confirmation of Appointment of Independent Auditor

Our Audit Committee recommended, and our Board of Directors has resolved, that KPMG Huazhen LLP be appointed as our independent auditor for the fiscal year ending December 31, 2023. KPMG Huazhen LLP has served as our independent auditor since 2014.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6, THE CONFIRMATION OF THE APPOINTMENT OF KPMG HUAZHEN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2023.

PROPOSAL 7

Authorization of up to 30% Share Issuance for Future Potential Equity Offerings

According to Article 102(4)(b) of the Articles, notwithstanding anything to the contrary in the Articles, the Company and the directors shall not, without the prior approval of the shareholders by ordinary resolution, with the Class B ordinary shares having only one (1) vote per Class B ordinary share in respect of such resolution, take, approve, authorise, ratify, agree, commit to engage in or otherwise effect or consummate to allot or issue any shares or securities of the Company equal to ten per cent. (10%) or more of the existing issued share capital of the Company or of the votes attached to the existing issued share capital of the Company at the date of such allotment or issue in any 12-month period, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options or warrants granted by the Company from time to time or any shares issued on the conversion by Ping An Insurance and by STT GDC of the convertible and redeemable bonds due 2019 held by Ping An Insurance and STT GDC respectively).

As a result of the offering of the convertible senior notes due 2030 of the Company in the first half of 2023, the remaining mandate of the Board of Directors for the issuance of any securities of the Company is limited. As the Company may consider various funding alternatives and opportunities including raising capital through the equity and debt markets, in order to retain the flexibility for future share issuance, the Board of Directors would like to obtain shareholders’ approval at the Meeting for the authorization to the Board of Directors to approve the allotment or issuance of up to an aggregate thirty per cent. (30%) of the total issued share capital of the Company at the time of the Meeting in the 12-month period from the date of the Meeting (other than any allotment or issues of shares on the exercise of any options that have been granted by the Company).

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 7, AUTHORIZATION OF UP TO 30% SHARE ISSUANCE FOR FUTURE POTENTIAL EQUITY OFFERINGS.

PROPOSAL 8

Authorization of Directors and Officers

Proposal 8 is a general power to be granted to directors and officers to take any and every action to implement the matters in Proposals 1 to 7.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 8, THE AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
William Wei Huang
Chairman of the Board and
Chief Executive Officer